Filed Pursuant to Rule 433
Registration No. 333-257113

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the VanEck Vectors® Gold Miners ETF due

October 6, 2025

Term Sheet to Pricing Supplement dated September 30, 2021

Summary of Terms		Investment Description
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•    Linked to the VanEck Vectors® Gold Miners ETF

•    Unlike ordinary debt securities, the securities do not pay interest, do not repay a  fixed amount of principal at maturity and are subject to potential automatic call  upon the terms described below. Any return you receive on the securities and  whether they are automatically called will depend on the performance of the Fund

•    Automatic Call. If the Fund Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called, and on the related Call Payment Date, you will receive the principal amount plus the Call Premium applicable to that Call Observation Date

       Call Observation Date                     Call Premium

         October 5, 2022                   7.70% of the principal amount

         October 5, 2023                   15.40% of the principal amount

         October 7, 2024                   23.10% of the principal amount

         September 29, 2025             30.80% of the principal amount

•    Payment at Maturity. If the securities are not automatically called, the payment at maturity will be equal to or less than the principal amount per security depending on the Fund Closing Price of the Fund on the Final Valuation Date as follows:

o   If the price of the Fund decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

o   If the price of the Fund decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the price of the Fund in excess of 10%

•    Investors may lose up to 90% of the principal amount

•    Any positive return on the securities will be limited to the applicable Call Premium

•    All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the shares of the Fund or any securities held by the Fund for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•    No periodic interest payments or dividends

•    No exchange listing; designed to be held to maturity or earlier automatic call

Term	Approximately 4 years (autocallable annually)
Reference Asset	The VanEck Vectors® Gold Miners ETF (Bloomberg ticker symbol “GDX”) (the “Fund”)
Pricing Date	September 30, 2021
Issue Date	October 5, 2021
Principal Amount	$1,000 per security (100% of par)
Automatic Call	If the Fund Closing Price of the Fund on any Call Observation Date (including the Final Valuation Date) is greater than or equal to the Initial Price, the securities will be automatically called for the principal amount plus the Call Premium applicable to that Call Observation Date. See “Call Observation Dates and Call Premiums” in this term sheet
Call Observation Dates	October 5, 2022; October 5, 2023; October 7, 2024; and September 29, 2025 (the “Final Valuation Date”)
Call Payment Date	Five business days after the applicable Call Observation Date (if the securities are called on the last Call Observation Date, the Call Payment Date will be the Stated Maturity Date)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” in this term sheet
Stated Maturity Date	October 6, 2025
Initial Price	$29.47, which was the Fund Closing Price of the Fund on the Pricing Date
Final Price	The Fund Closing Price of the Fund on the Final Valuation Date
Threshold Price	$26.523, which is 90% of the Initial Price
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Underwriting Discount and Other Fees	2.925%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	13605W6J5 / US13605W6J58

The Issuer’s estimated value of the securities on the Pricing Date is $924.30 per security, which is less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This term sheet should be read in conjunction with the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus. If the terms described in the pricing supplement are inconsistent with those described herein, the terms described in the pricing supplement will control.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the Closing Price of the Fund from the Pricing Date to the applicable Call Observation Date (including the Final Valuation Date). The profile is based on the Call Premium of 7.70% for the first Call Observation Date, 15.40% for the second Call Observation Date, 23.10% for the third Call Observation Date and 30.80% for the final Call Observation Date, and the Threshold Price equal to 90% of the Initial Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Observation Date on which the securities are called; (iii) if the securities are not automatically called, the actual Final Price of the Fund; and (iv) whether you hold your securities to maturity or earlier automatic call.

Hypothetical Returns

If the securities are automatically called:

Hypothetical Call Observation Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Payment Date	Hypothetical Pre-Tax Total Rate of Return
1st Call Observation Date	$1,077.00	7.70%
2nd Call Observation Date	$1,154.00	15.40%
3rd Call Observation Date	$1,231.00	23.10%
4th Call Observation Date	$1,308.00	30.80%

If the securities are not automatically called:

Hypothetical Final Price	Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Final Price	Hypothetical Payment at Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
$99.99	-0.01%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$89.00	-11.00%	$990.00	-1.00%
$80.00	-20.00%	$900.00	-10.00%
$75.00	-25.00%	$850.00	-15.00%
$50.00	-50.00%	$600.00	-40.00%
$25.00	-75.00%	$350.00	-65.00%
$0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical Initial Price of 100.00. The hypothetical Initial Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price is set forth under “Summary of Terms” above. For historical data regarding the actual Closing Prices of the Fund, see the historical information set forth under the section titled “The VanEck Vectors® Gold Miners ETF” in the accompanying pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Observation Date on which the securities are called; and (iii) if the securities are not automatically called, the actual Final Price.

Call Observation Dates and Call Premiums

The Call Premium applicable to each Call Observation Date is a percentage of the principal amount that increases for each Call Observation Date based on a simple (non-compounding) return of approximately 7.70% per annum. The last Call Observation Date is the Final Valuation Date, and payment upon an automatic call on the Final Valuation Date, if applicable, will be made on the Stated Maturity Date.

Call Observation Date	Call Premium	Payment per Security upon an Automatic Call
October 5, 2022	7.70% of the principal amount	$1,077.00
October 5, 2023	15.40% of the principal amount	$1,154.00
October 7, 2024	23.10% of the principal amount	$1,231.00
September 29, 2025	30.80% of the principal amount	$1,308.00

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium.

How the Payment at Maturity Is Calculated

If the Fund Closing Price of the Fund is less than the Initial Price on each of the Call Observation Dates, the securities will not be automatically called, and on the Stated Maturity Date, you will receive a payment at maturity per security determined as follows:

•	If the Final Price is less than the Initial Price, but greater than or equal to the Threshold Price, the payment at maturity will be equal to $1,000

•	If the Final Price is less than the Threshold Price, the payment at maturity will be equal to $1,000 minus

$1,000 x	Threshold Price – Final Price
Initial Price

Any positive return on the securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium. If the securities are not automatically called prior to the Final Valuation Date and the Final Price is less than the Threshold Price, you will receive less, and possibly 90% less, than the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

•	If The Securities Are Not Automatically Called And The Final Price Is Less Than The Threshold Price, You Will Receive Less, And Up To 90% Less, Than The Principal Amount Of Your Securities At Maturity.
•	The Potential Return On The Securities Is Limited To The Call Premium And May Be Less Than The Return On A Direct Investment In The Fund.
•	You Will Be Subject To Reinvestment Risk.
•	No Periodic Interest Will Be Paid On The Securities.
•	A Call Payment Date Or The Stated Maturity Date Will Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of CIBC

•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	Our Estimated Value Of The Securities Is Lower Than The Original Offering Price Of The Securities.
•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.
•	Our Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Fund

•	An Investment In The Securities Is Subject To Risks Associated With The Gold And Silver Mining Industries.
•	An Investment In The Securities Is Subject To Risks Associated With Foreign Securities Markets.
•	The Securities Are Subject To Emerging Markets Risk.
•	The Securities Are Subject To Currency Exchange Risk.
•	The Securities Will Be Subject To Small-Capitalization Or Mid-Capitalization Companies Risk.
•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.
•	The Performance Of The Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

Risks Relating To Conflicts Of Interest

•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of the Fund.
o	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the Fund may adversely affect the price of the Fund.
o	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.
o	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.
o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.
•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not Suitable For All Investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult Your Tax Advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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